UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

1 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 1 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
01/08/2025	684,236	£27.3600	£26.9050	£27.1197	LSE	GBP
01/08/2025	149,727	£27.3600	£27.0200	£27.2349	Chi-X (CXE)	GBP
01/08/2025	-	-	-	-	BATS (BXE)	GBP
01/08/2025	598,487	€31.7050	€31.0150	€31.3247	XAMS	EUR
01/08/2025	249,132	€31.7000	€31.0950	€31.4651	CBOE DXE	EUR
01/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250801 (https://ml-eu.globenewswire.com/Resource/Download/e2feba4e-5c5c-4a23-a427-facec89cd6a7)

Transaction in Own Shares

4 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 4 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
04/08/2025	625,379	£27.1400	£26.6900	£26.8927	LSE	GBP
04/08/2025	199,621	£26.9700	£26.7000	£26.8584	Chi-X (CXE)	GBP
04/08/2025	-	-	-	-	BATS (BXE)	GBP
04/08/2025	549,883	€31.3150	€30.8450	€31.0543	XAMS	EUR
04/08/2025	300,117	€31.1200	€30.8450	€30.9820	CBOE DXE	EUR
04/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250804 (https://ml-eu.globenewswire.com/Resource/Download/6f250e9f-6cc8-42cc-995e-47a1279bf34d)

Transaction in Own Shares

5 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 5 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
05/08/2025	638,705	£27.0900	£26.6900	£26.9176	LSE	GBP
05/08/2025	194,149	£27.0150	£26.8250	£26.9164	Chi-X (CXE)	GBP
05/08/2025	-	-	-	-	BATS (BXE)	GBP
05/08/2025	611,276	€31.3350	€30.8500	€31.1297	XAMS	EUR
05/08/2025	187,973	€31.2500	€31.0150	€31.1215	CBOE DXE	EUR
05/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250805 (https://ml-eu.globenewswire.com/Resource/Download/4e8059b5-ab13-4502-bd77-915d53045855)

Transaction in Own Shares

6 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 6 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
06/08/2025	489,679	£27.5450	£27.1500	£27.3305	LSE	GBP
06/08/2025	179,228	£27.5050	£27.2400	£27.3274	Chi-X (CXE)	GBP
06/08/2025	-	-	-	-	BATS (BXE)	GBP
06/08/2025	452,795	€31.8000	€31.3600	€31.5459	XAMS	EUR
06/08/2025	181,629	€31.7100	€31.4100	€31.5130	CBOE DXE	EUR
06/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250806 (https://ml-eu.globenewswire.com/Resource/Download/00a14fdd-01c8-4583-8069-6b2d78534899)

Transaction in Own Shares

7 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 7 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/08/2025	691,113	£27.0900	£26.4500	£26.7947	LSE	GBP
07/08/2025	199,627	£27.0100	£26.4400	£26.7117	Chi-X (CXE)	GBP
07/08/2025	197,873	£26.7900	£26.4400	£26.5871	BATS (BXE)	GBP
07/08/2025	714,328	€31.2150	€30.7350	€31.0156	XAMS	EUR
07/08/2025	305,630	€31.1850	€30.7300	€30.9070	CBOE DXE	EUR
07/08/2025	48,689	€31.0600	€30.8250	€30.9604	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250807 (https://ml-eu.globenewswire.com/Resource/Download/2dc73529-7186-4992-8d61-e3f1748a12d1)

Transaction in Own Shares

8 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 8 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
08/08/2025	634,958	£26.7500	£26.3650	£26.5944	LSE	GBP
08/08/2025	160,011	£26.7500	£26.4300	£26.5910	Chi-X (CXE)	GBP
08/08/2025	-	-	-	-	BATS (BXE)	GBP
08/08/2025	606,239	€31.1100	€30.6100	€30.9022	XAMS	EUR
08/08/2025	143,761	€31.0550	€30.6750	€30.8588	CBOE DXE	EUR
08/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250808 (https://ml-eu.globenewswire.com/Resource/Download/d904890d-cd2d-4463-8585-3fe208b92fd5)

Transaction in Own Shares

11 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 11 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/08/2025	478,675	£26.6500	£26.3050	£26.4558	LSE	GBP
11/08/2025	198,759	£26.6500	£26.3050	£26.4627	Chi-X (CXE)	GBP
11/08/2025	247,566	£26.6500	£26.3050	£26.4597	BATS (BXE)	GBP
11/08/2025	528,381	€30.9800	€30.6050	€30.7679	XAMS	EUR
11/08/2025	396,242	€30.9900	€30.6050	€30.7556	CBOE DXE	EUR
11/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250811 (https://ml-eu.globenewswire.com/Resource/Download/2f2abcfe-a551-4a27-bba8-ddb068f1fe23)

Transaction in Own Shares

12 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 12 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
12/08/2025	347,351	£26.7800	£26.4900	£26.6045	LSE	GBP
12/08/2025	186,945	£26.7700	£26.4900	£26.5950	Chi-X (CXE)	GBP
12/08/2025	165,092	£26.7800	£26.4900	£26.6010	BATS (BXE)	GBP
12/08/2025	342,202	€31.1350	€30.8600	€30.9870	XAMS	EUR
12/08/2025	257,700	€31.1350	€30.8400	€30.9810	CBOE DXE	EUR
12/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250812 (https://ml-eu.globenewswire.com/Resource/Download/438a4db1-595f-4bff-98ae-2ac988a5749b)

Transaction in Own Shares

13 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 13 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/08/2025	411,920	£26.7300	£26.5050	£26.6223	LSE	GBP
13/08/2025	199,458	£26.7300	£26.5050	£26.6066	Chi-X (CXE)	GBP
13/08/2025	213,603	£26.7600	£26.5050	£26.6260	BATS (BXE)	GBP
13/08/2025	383,751	€31.1450	€30.8400	€30.9805	XAMS	EUR
13/08/2025	316,249	€31.1450	€30.8400	€30.9789	CBOE DXE	EUR
13/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250813 (https://ml-eu.globenewswire.com/Resource/Download/c2ff4c94-7fe0-4c04-974d-47505ef884bc)

Transaction in Own Shares

14 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 14 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/08/2025	535,087	£26.4150	£26.2100	£26.3209	LSE	GBP
14/08/2025	199,423	£26.4050	£26.2800	£26.3453	Chi-X (CXE)	GBP
14/08/2025	265,313	£26.4050	£26.2100	£26.3066	BATS (BXE)	GBP
14/08/2025	599,182	€30.8800	€30.6100	€30.7407	XAMS	EUR
14/08/2025	399,743	€30.8500	€30.6100	€30.7425	CBOE DXE	EUR
14/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250814 (https://ml-eu.globenewswire.com/Resource/Download/ab88bf0f-51b9-4359-9d90-e1a3b50f2276)

Transaction in Own Shares

15 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 15 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
15/08/2025	310,013	£26.5600	£26.1900	£26.3757	LSE	GBP
15/08/2025	199,873	£26.5600	£26.1900	£26.3576	Chi-X (CXE)	GBP
15/08/2025	165,112	£26.5600	£26.1900	£26.3722	BATS (BXE)	GBP
15/08/2025	458,069	€30.9650	€30.5100	€30.7046	XAMS	EUR
15/08/2025	366,931	€30.9650	€30.5100	€30.6961	CBOE DXE	EUR
15/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250815 (https://ml-eu.globenewswire.com/Resource/Download/8a90c589-12ce-436d-ab67-a5da30b67c32)

Transaction in Own Shares

18 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 18 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
18/08/2025	354,258	£26.3550	£26.0250	£26.2086	LSE	GBP
18/08/2025	199,149	£26.3550	£26.0250	£26.2024	Chi-X (CXE)	GBP
18/08/2025	246,593	£26.3550	£26.0250	£26.2112	BATS (BXE)	GBP
18/08/2025	458,843	€30.6400	€30.3350	€30.5230	XAMS	EUR
18/08/2025	339,992	€30.6300	€30.3350	€30.5180	CBOE DXE	EUR
18/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250818 (https://ml-eu.globenewswire.com/Resource/Download/59bf5d5f-eba4-4eb0-8659-9f7e428b3a2e)

Transaction in Own Shares

19 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 19 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
19/08/2025	414,614	£26.5000	£26.2050	£26.4402	LSE	GBP
19/08/2025	182,971	£26.5000	£26.2050	£26.4268	Chi-X (CXE)	GBP
19/08/2025	145,499	£26.5000	£26.2050	£26.4435	BATS (BXE)	GBP
19/08/2025	363,104	€30.8000	€30.4850	€30.7399	XAMS	EUR
19/08/2025	330,508	€30.8000	€30.4850	€30.7363	CBOE DXE	EUR
19/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250819 (https://ml-eu.globenewswire.com/Resource/Download/9793ff9b-d536-4834-8ca1-2fbaae5a7a83)

Transaction in Own Shares

20 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 20 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/08/2025	319,735	£26.6550	£26.3250	£26.5042	LSE	GBP
20/08/2025	197,716	£26.6500	£26.3300	£26.4943	Chi-X (CXE)	GBP
20/08/2025	149,900	£26.6550	£26.3300	£26.5477	BATS (BXE)	GBP
20/08/2025	383,993	€30.9500	€30.6700	€30.7938	XAMS	EUR
20/08/2025	322,596	€30.9500	€30.6650	€30.8080	CBOE DXE	EUR
20/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250820 (https://ml-eu.globenewswire.com/Resource/Download/4a8e3c5d-b3e1-40e7-89fb-dff79852f1ed)

Transaction in Own Shares

21 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 21 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/08/2025	266,073	£26.8350	£26.6750	£26.7633	LSE	GBP
21/08/2025	180,953	£26.8300	£26.6750	£26.7620	Chi-X (CXE)	GBP
21/08/2025	150,405	£26.8300	£26.6750	£26.7604	BATS (BXE)	GBP
21/08/2025	293,826	€31.1000	€30.9400	€31.0465	XAMS	EUR
21/08/2025	206,174	€31.1000	€30.9400	€31.0397	CBOE DXE	EUR
21/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250821 (https://ml-eu.globenewswire.com/Resource/Download/c77a10a3-21c3-4f68-af9c-b4ad9a245b75)

Transaction in Own Shares

22 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 22 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/08/2025	246,143	£27.0550	£26.7900	£26.9191	LSE	GBP
22/08/2025	150,896	£27.0500	£26.7900	£26.9277	Chi-X (CXE)	GBP
22/08/2025	149,698	£27.0500	£26.7950	£26.9299	BATS (BXE)	GBP
22/08/2025	331,298	€31.3900	€31.1100	€31.2324	XAMS	EUR
22/08/2025	213,812	€31.3850	€31.1100	€31.2416	CBOE DXE	EUR
22/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250822 (https://ml-eu.globenewswire.com/Resource/Download/291a25c6-27d0-48a4-a299-ca7d0f38747d)

Transaction in Own Shares

25 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 25 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
25/08/2025	-	-	-	-	LSE	GBP
25/08/2025	-	-	-	-	Chi-X (CXE)	GBP
25/08/2025	-	-	-	-	BATS (BXE)	GBP
25/08/2025	228,460	€31.5000	€31.2150	€31.3597	XAMS	EUR
25/08/2025	193,375	€31.5000	€31.2100	€31.3790	CBOE DXE	EUR
25/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250825 (https://ml-eu.globenewswire.com/Resource/Download/38ee02ea-c3f4-4775-905b-b5cd75cd8804)

Transaction in Own Shares

26 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 26 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
26/08/2025	436,763	£27.2650	£27.0300	£27.1802	LSE	GBP
26/08/2025	199,281	£27.2700	£27.0400	£27.1949	Chi-X (CXE)	GBP
26/08/2025	263,956	£27.2650	£27.0300	£27.1675	BATS (BXE)	GBP
26/08/2025	699,191	€31.7000	€31.3950	€31.5461	XAMS	EUR
26/08/2025	399,276	€31.7000	€31.5000	€31.5930	CBOE DXE	EUR
26/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250826 (https://ml-eu.globenewswire.com/Resource/Download/c7a25534-747c-4a7f-9859-a9966af625d0)

Transaction in Own Shares

27 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 27 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
27/08/2025	387,705	£27.2950	£27.0100	£27.1700	LSE	GBP
27/08/2025	199,344	£27.2950	£27.0100	£27.1688	Chi-X (CXE)	GBP
27/08/2025	212,951	£27.2950	£27.0100	£27.1611	BATS (BXE)	GBP
27/08/2025	444,543	€31.7500	€31.4350	€31.6307	XAMS	EUR
27/08/2025	336,991	€31.7500	€31.4400	€31.6263	CBOE DXE	EUR
27/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250827 (https://ml-eu.globenewswire.com/Resource/Download/1ec2d069-a59c-4673-894d-6ceb2ec7d42d)

Transaction in Own Shares

28 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 28 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/08/2025	368,492	£27.2900	£27.0250	£27.1509	LSE	GBP
28/08/2025	201,085	£27.2850	£27.0250	£27.1440	Chi-X (CXE)	GBP
28/08/2025	178,947	£27.2900	£27.0250	£27.1481	BATS (BXE)	GBP
28/08/2025	527,207	€31.7500	€31.3950	€31.5678	XAMS	EUR
28/08/2025	369,952	€31.7500	€31.3800	€31.5548	CBOE DXE	EUR
28/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250828 (https://ml-eu.globenewswire.com/Resource/Download/c6473c5e-9409-4029-afe8-aa6f34918b0e)

Transaction in Own Shares

29 August, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 29 August, 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
29/08/2025	317,964	£27.4700	£27.2350	£27.3166	LSE	GBP
29/08/2025	167,137	£27.4700	£27.2350	£27.3252	Chi-X (CXE)	GBP
29/08/2025	163,515	£27.4700	£27.2400	£27.3247	BATS (BXE)	GBP
29/08/2025	419,402	€31.7500	€31.5450	€31.6452	XAMS	EUR
29/08/2025	223,010	€31.7500	€31.5450	€31.6443	CBOE DXE	EUR
29/08/2025	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 July 2025.

In respect of this programme, HSBC Bank plc will make trading decisions in relation to the securities independently of the Company for a period from 31 July 2025 up to and including 24 October 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by HSBC Bank plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell RNS (Extended) 20250829 (https://ml-eu.globenewswire.com/Resource/Download/8b59945a-257d-425a-9ede-06570e5ca64d)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: September 1, 2025	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary